Summit Therapeutics plc
(‘Summit’, the ‘Company’ or the ‘Group’)

Summit Therapeutics Reports Financial Results for the Second Quarter and Half Year Ended 31 July 2018 and Operational Progress

Oxford, UK, and Cambridge, MA, US, 20 September 2018 - Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), a leader in new mechanism antibiotic innovation, today reports its financial results for the second quarter and half year ended 31 July 2018 and provides an update on operational progress.

“The world is in desperate need of new antibiotics, and we believe we can deliver with our new mechanism antibiotics covering the most urgent infectious disease threats and a platform that has the potential to continue to unveil novel targets and deliver optimised candidates for the clinic,” commented Mr Glyn Edwards, Chief Executive Officer of Summit. “Following the disappointing Phase 2 clinical trial results with our Duchenne muscular dystrophy programme, we believe we are able to capitalise on our established strengths in infectious diseases and focus on building a successful antibiotics company."

"We believe this can be accomplished by developing new mechanism antibiotics to show significant advantages over the current standards of care for a specific pathogen or infection,” added Mr Edwards. “This approach supports the appropriate use of antibiotics, which could significantly improve patient outcomes and ultimately reduce healthcare costs.”

Programme Highlights

Antibiotics-focused Strategy

•	Summit is focusing on developing its new mechanism antibiotics to become new standards of care

•
Decision follows discontinuation of ezutromid for treatment of Duchenne muscular dystrophy (‘DMD’) after ezutromid missed the primary and secondary endpoints in its Phase 2 proof of concept clinical trial, as announced in June 2018

Ridinilazole for C. difficile Infection ('CDI')

•	Phase 3 clinical trials of ridinilazole are on-track to start in Q1 2019

•	$12 million option exercised under existing BARDA contract to support development of ridinilazole, bringing total committed BARDA non-dilutive funding to $44 million

•	Publication in PLOS One of Phase 2 clinical data showing ridinilazole was highly preserving of the microbiome of CDI patients compared to patients treated with standard of care vancomycin

SMT-571 for Gonorrhoea

•	SMT-571 nominated to progress into IND-enabling studies for the treatment of N. gonorrhoeae infections

•	Up to $4.5 million of non-dilutive funding awarded by CARB-X to support the preclinical and Phase 1 clinical development of SMT-571

ESKAPE and Other Antibiotic Programmes

•	Power of Discuva Platform demonstrated with the identification of multiple new mechanism antibiotic research programmes

•	Novel targets against ESKAPE pathogens identified with Discuva Platform

•	Second series of new mechanism antibiotics discovered against second novel N. gonorrhoeae target

Operational Highlights

•	Cost-cutting measures implemented following the trial results from the Company’s Phase 2 clinical trial of ezutromid for DMD, including a 23% reduction in headcount

•	As part of the Company’s decision to focus on antibiotics development, Dr Barry Price and Professor Stephen Davies have today stepped down from the Board of Directors

Financial Highlights

•
Profit for the three months ended 31 July 2018 of £26.6 million compared to a loss of £3.3 million for the three months ended 31 July 2017. Profit in the current quarter was driven by the recognition of all deferred revenue related to the Sarepta licence and collaboration agreement following the discontinuation of ezutromid development

•	Cash and cash equivalents at 31 July 2018 of £17.1 million compared to £20.1 million at 31 January 2018

•
Summit provides new guidance on its cash runway which has been extended as a result of its cost cutting measures and business re-alignment focusing on development of antibiotics. The Company now expects that its existing cash and cash equivalents, along with the Company’s existing funding arrangements, will be sufficient to fund the Company’s operating expenses and capital expenditure requirements through 30 September 2019

Conference Call and Webcast Information
Summit will host a conference call and webcast to review the financial results for the second quarter and half year ended 31 July 2018 today at 1:00pm BST / 8:00am EDT. To participate in the conference call, please dial +44 (0)330 336 9127 (UK and international participants) or +1 929-477-0324 (US local number) and use the conference confirmation code 2035228. Investors may also access a live webcast of the call via the investors section of the Company’s website, www.summitplc.com. A replay of the webcast will be available shortly after the presentation finishes.

About Summit Therapeutics
Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for C. difficile infection and gonorrhoea and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

For more information:

Summit Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455
Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7213 0880
N+1 Singer (Joint Broker) Aubrey Powell / Jen Boorer, Corporate Finance Tom Salvesen, Corporate Broking	Tel: +44 (0)20 7496 3000
Panmure Gordon (Joint Broker) Freddy Crossley, Corporate Finance James Stearns, Corporate Broking	Tel: +44 (0)20 7886 2500
MSL Group (US) Jon Siegal	Tel: +1 781 684 6557 summit@mslgroup.com
Consilium Strategic Communications (UK) Mary-Jane Elliott / Jessica Hodgson / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

Forward Looking Statements
Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, statements about the potential benefits and future operation of the BARDA or CARB-X contract, including any potential future payments thereunder, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential of the Discuva Platform, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "would," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the ability of BARDA or CARB-X to terminate our contract for convenience at any time, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the "Risk Factors" section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2018. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this press release.

OPERATIONAL REVIEW

Antibiotics: New Science, New Philosophy, New Opportunity

Summit is building a new type of antibiotic company. Summit is starting with innovative science focussed on developing drugs that can truly make a difference in the lives of patients. From there, Summit aims to design clinical trials to show its antibiotic candidates have significant advantages over current standards of care and offer a compelling value proposition to payors. Through these collective efforts, Summit believes it can position its new mechanism antibiotics for commercial success.

This strategy is exemplified by ridinilazole, Summit’s lead antibiotic in development for the treatment of C. difficile infection ('CDI'). Ridinilazole has the potential to become the new front-line treatment for CDI and is expected to enter Phase 3 clinical trials in the first quarter of 2019. Behind ridinilazole, Summit is advancing a growing portfolio of earlier stage antibiotic programmes which have emerged from its proprietary Discuva Platform, including SMT-571 for the treatment of gonorrhoea and a programme focussed on the ESKAPE pathogens.

Summit’s antibiotic research and development activities have received significant funding support from third party organisations including BARDA, CARB-X, the Wellcome Trust and Innovate UK.

Ridinilazole: A Potential Front-Line Antibiotic to Combat C. difficile Infection

Ridinilazole is a novel-class, Phase 3-ready precision antibiotic in development for front-line treatment of CDI. The drug is designed to selectively target C. difficile bacteria without causing collateral damage to the gut microbiome, and therefore has the potential to be a front-line therapy that treats not only the initial CDI infection, but importantly reduces the rate of CDI recurrence.

CDI is a major healthcare threat with a significant unmet need. There are over one million cases of CDI in the US and Europe per year, resulting in about 29,000 deaths annually in the US alone. Mainstay CDI treatments are dominated by broad spectrum antibiotics, such as vancomycin. Initial treatment with vancomycin fails in approximately one-third of patients, driven by a high rate of patients having a recurrence of the disease within 30 days after treatment. This recurrence is caused by substantial disruption to the gut microbiome. Each recurrent episode of CDI is typically more severe than the prior episode and carries an increased risk of mortality. As such, reducing disease recurrence is the key clinical issue facing CDI.

Ridinilazole’s Phase 3 clinical trials have been designed to replicate the positive results from the Phase 2 proof of concept clinical trial in which ridinilazole demonstrated clinical and statistical superiority over vancomycin in sustained clinical response (‘SCR’). SCR is a combined endpoint that measures cure of the initial infection and whether patients have disease recurrence 30 days after completing treatment. The Phase 3 programme comprises two global clinical trials that will enrol approximately 700 patients each. The trials will be randomised and double blind with half of patients to be dosed with ridinilazole, and the other half with vancomycin. The design of the Phase 3 trials also includes various health economic outcome measures that are expected to support the commercialisation of ridinilazole. The two trials are expected to start in the first quarter of 2019 with top-line data expected to be reported in the second half of 2021.

The ongoing development of ridinilazole is being supported by a contract with BARDA that potentially provides up to $62 million in non-dilutive funding. To date, total committed BARDA funding under this contract is $44 million, including a $12 million option that was exercised by BARDA in August 2018.

SMT-571: Preclinical Antibiotic for the Treatment of Gonorrhoea

Gonorrhoea is recognised as an urgent bacterial threat by the US Centers for Disease Control (‘CDC’) and designated as a high priority pathogen by the World Health Organization (‘WHO’) due to the diminishing treatment arsenal for the disease. The WHO estimates there are approximately 78 million new cases of gonorrhoea globally each year. There is now only one treatment option recommended by the CDC for the treatment of gonorrhoea, a combination of two generic antibiotics. Resistance to this treatment option is growing, and alarmingly there are currently no other recommended antibiotics available.

Summit is developing SMT-571 as a new mechanism antibiotic for killing N. gonorrhoeae. Working by targeting cell division, SMT-571 has shown high potency for a range of N. gonorrhoeae strains in in vitro studies, including those that are multi-drug resistant. In September 2018, SMT-571 was nominated as a preclinical candidate for progression into investigational new drug (‘IND’) enabling studies. Summit expects to initiate a Phase 1 clinical trial of SMT-571 in the second half of 2019, with top-line data expected to be reported in the second half of 2020.

In July 2018, Summit was awarded up to $4.5 million in non-dilutive funding from CARB-X, a public-private partnership dedicated to accelerating antibacterial research and development to address the rising global threat of drug-resistant bacteria. The funding is supporting the preclinical and Phase 1 clinical development of SMT-571 if certain development milestones are met.

Discuva Platform: An Engine to Generate New Mechanism Antibiotics

The development of Summit’s pipeline of new mechanism antibiotics is underpinned by its proprietary Discuva Platform. From discovery through the selection of optimised clinical candidates, the Discuva Platform has the potential to deliver antibiotics with new mechanisms of action and a low likelihood of resistance development combined with targeted spectrum of activity. The Discuva Platform utilises proprietary libraries of a wide range of bacteria that can be used to generate new mechanism antibiotics against bacteria that are classified as urgent or high-risk threats by the CDC and WHO.

ESKAPE Programme
In September 2018, a new discovery programme targeting ESKAPE pathogens was unveiled. The ESKAPE pathogens (Enterococcus faecium, Staphylococcus aureus, Klebsiella pneumoniae, Acinetobacter baumannii, Pseudomonas aeruginosa, Enterobacter spp.) are a group of bacteria that represent a leading cause of hospital acquired infections around the world and are subject to increasing rates of resistance to existing antibiotic classes.

Second Novel Gonorrhoea Target
In June 2018, identification of a second novel target to kill N. gonorrhoeae distinct from the one targeted by SMT-571 was reported, along with the discovery of a promising new series of compounds that may have activity against this target. The development of this second series of compounds is supported in part by a grant from Innovate UK.

Roche Collaboration Further Validates Discuva Platform

In 2014, Roche and Summit’s subsidiary, Discuva Limited, entered into a collaboration using the Discuva Platform for the discovery and development of new antibiotic compounds. The joint research element of the collaboration concluded early 2018, and Roche is solely responsible for continuing development of any compound that was identified under the collaboration, with Summit eligible to receive from Roche milestones and royalty payments based on the successful development and commercialisation of any such compound.

Duchenne Muscular Dystrophy (DMD)

In June 2018, Summit discontinued the development of ezutromid, the Company’s lead utrophin modulator for the treatment of DMD. This decision was taken following the Phase 2 proof of concept clinical trial in patients with DMD not meeting its primary or secondary endpoints after 48-weeks of ezutromid treatment. Summit expects activities related to PhaseOut DMD to be substantially completed by year-end.

Operational and Board Changes

In July 2018 as a consequence of the discontinuation of ezutromid, the Company reduced its headcount by 17 employees, or approximately 23% of total headcount.

As part of the Company's business re-alignment to focus on the development of new mechanism antibiotics, Dr Barry Price and Professor Stephen Davies have today stepped down as Non-Executive Directors. Dr Price and Professor Davies have both made significant contributions towards the development and growth of Summit since its formative years and they leave with the Company’s very best wishes for the future.

With the Company focussing on progressing ridinilazole through Phase 3 and towards potential commercialisation, and advancing its pipeline of earlier-stage antibiotics, the board will continue to assess its composition to ensure it is supporting the future development of the business.

FINANCIAL REVIEW

Revenue

Revenue was £38.0 million for the three months ended 31 July 2018 compared to £4.8 million for the three months ended 31 July 2017. Revenue was £41.8 million for the six months ended 31 July 2018 compared to £6.5 million for the six months ended 31 July 2017. Revenues in each of these periods relates primarily to the Group’s licence and collaboration agreement with Sarepta Therapeutics, Inc. (‘Sarepta’). The increase in revenues during the three months ended 31 July 2018 and the six months ended 31 July 2018 was driven by the recognition of all remaining deferred revenue related to the Sarepta licence and collaboration agreement during the three months ended 31 July 2018, due to the Group’s decision to discontinue development of ezutromid. This recognition of deferred revenues did not impact the Group's cash flows. Revenue during the six months ended 31 July 2018 included £23.6 million relating to the upfront payment of $40.0 million (£32.8 million) received from Sarepta in October 2016, as compared to £3.5 million recognised during the six months ended 31 July 2017. Revenue during the six months ended 31 July 2018 also included £12.4 million relating to the development milestone payment of $22.0 million (£17.2 million) received from Sarepta in May 2017, as compared to £3.0 million for the six months ended 31 July 2017. During the six months ended 31 July 2018, £5.3 million of revenue relating to development cost share income from Sarepta was recognised, as compared to £nil for the six months ended 31 July 2017.

The Group also recognised £0.1 million of revenue during the three months ended 31 July 2018 and £0.3 million of revenue during the six months ended 31 July 2018 related to the receipt of a $2.5 million (£1.9 million) upfront payment in respect of the licence and commercialisation agreement signed with Eurofarma Laboratórios SA ('Eurofarma') in December 2017. During the six months ended 31 July 2018, the Group recognised £0.2 million of revenue pursuant to a research collaboration agreement between the Group’s acquired subsidiary, Discuva Limited, and F. Hoffmann - La Roche Limited (‘Roche’). On 21 February 2018, the research services period under the Roche agreement ended.

Other Operating Income

Other operating income was £2.7 million for the three months ended 31 July 2018 and £6.2 million for the six months ended 31 July 2018, as compared to £nil for both the three and six months ended 31 July 2017. These increases resulted primarily from the recognition of operating income from Summit’s funding contract with BARDA for the development of ridinilazole which was £2.0 million during the three months ended 31 July 2018 and £5.3 million during the six months ended 31 July 2018.

During the three and six months ended 31 July 2018 the Group recognised £0.5 million of operating income resulting from the release of the Group's financial liabilities on funding arrangements relating to the US not for profit organisations, which is further discussed in Note 6 – ‘Financial Liabilities on Funding Arrangements.'

The Group also recognised £0.2 million of operating income during the three months ended 31 July 2018 and £0.3 million of operating income during the six months ended 31 July 2018 related to the Group's CARB-X and Innovate UK grants.

Operating Expenses

Research and Development Expenses
Research and development expenses increased by £2.9 million to £9.5 million for the three months ended 31 July 2018 from £6.6 million for the three months ended 31 July 2017. Research and development expenses increased by £9.1 million to £20.7 million for the six months ended 31 July 2018 from £11.6 million for the six months ended 31 July 2017. These increases reflected increased expenditure related to our DMD and CDI programmes, as well as our antibacterial research activities and research and development related staffing costs.

Investment in the DMD programme increased by £1.0 million to £7.8 million for the six months ended 31 July 2018 from £6.8 million for the six months ended 31 July 2017. This was driven by an increase in expenses associated with manufacturing costs for our clinical trials and research activities associated with our utrophin modulator programme. Costs associated with the CDI programme increased by £6.8 million to £8.4 million for the six months ended 31 July 2018 from £1.6 million for the six months ended 31 July 2017. This increase primarily related to manufacturing costs and other preparatory activities being conducted for the planned Phase 3 clinical trials of ridinilazole. Investment in antibacterial research activities was £0.4 million for the six months ended 31 July 2018 compared to £nil million for the six months ended 31 July 2017. Other research and development expenses increased by £0.8 million to £4.1 million during the six months ended 31 July 2018 as compared to £3.3 million during the six months ended 31 July 2017, which was driven by an increase in headcount within the CDI and antibacterial research teams.

General and Administration Expenses
General and administration expenses increased by £0.2 million to £2.7 million for the three months ended 31 July 2018 from £2.5 million for the three months ended 31 July 2017. General and administration expenses increased by £0.5 million to £5.4 million for the six months ended 31 July 2018 from £4.9 million for the six months ended 31 July 2017. These increases were driven by a net positive movement in exchange rate variances, offset by increased staff related costs, legal and professional fees and overhead and facility related costs.

Impairment of Goodwill and Intangible Assets
Due to the outcome of the ezutromid clinical trial, the Group announced it was discontinuing development of ezutromid. As a result, the Group recognised an impairment charge of £4.0 million relating to the intangible asset and goodwill associated with the acquisition of MuOx Limited. See Note 3 'Impairment of Goodwill and Intangible Assets' for further details.

Finance Income

Finance income was £2.8 million for the three and six months ended 31 July 2018 and related primarily to the re-measurement of the Group’s financial liabilities on funding arrangements following the ezutromid clinical trial results. See Note 6 'Financial Liabilities on Funding Arrangements' for further details. Finance income recognised in comparative periods relates to bank interest received.

Finance Costs

Finance costs relate to the unwinding of the discount on financial liabilities on funding arrangements and provisions. Finance costs remained consistent at £0.1 million for the three months ended 31 July 2018 compared to £0.2 million for the three months ended 31 July 2017. Finance costs remained consistent at £0.3 million for the six months ended 31 July 2018 compared to £0.4 million for the six months ended 31 July 2017. Following the re-measurement of the financial liabilities on funding arrangements to £nil during the three months ended 31 July 2018, the Group no longer expects further financing costs in relation to the unwinding of the discount on financial liabilities on funding arrangements.

Taxation

Income tax expense during the three months ended 31 July 2018 was £0.5 million as compared to an income tax credit of £1.3 million during the three months ended 31 July 2017. Income tax credit during the six months ended 31 July 2018 was £0.5 million as compared to an income tax credit of £2.5 million during the six months ended 31 July 2017. The changes in income tax during the three and six months ended 31 July 2018 as compared to during the three and six months ended 31 July 2017 were driven by the Group's de-recognition of its current year accrued UK research and development tax credit, as it is not certain that the Group will have sufficient losses in the year to remain eligible to receive this research and development tax credit. This movement was offset by the release of a deferred tax liability associated with the impairment charge discussed in Note 3 'Impairment of goodwill and intangible assets.'

Profit / (Losses)

The Group recorded a profit for both the three and six months ended 31 July 2018, primarily because of the recognition of all remaining amounts of deferred revenue related to the Sarepta agreement following the Group's decision to discontinue development of ezutromid.

Profit before income tax was £27.1 million for the three months ended 31 July 2018 compared to a loss before income tax of £4.6 million for the three months ended 31 July 2017. Profit before income tax was £20.4 million for the six months ended 31 July 2018 compared to a loss before income tax of £10.5 million for the six months ended 31 July 2017.

Profit for the three months ended 31 July 2018 was £26.6 million with a basic earnings per share of 32 pence compared to a loss of £3.3 million for the three months ended 31 July 2017 with a basic loss per share of 5 pence. Profit for the six months ended 31 July 2018 was £20.8 million with a basic earnings per share of 26 pence compared to a loss of £8.0 million for the six months ended 31 July 2017 with a basic loss per share of 13 pence.

Cash Flows

The Group had a net cash outflow of £3.8 million for the six months ended 31 July 2018 compared to a net cash inflow of £1.2 million for the six months ended 31 July 2017.

Operating Activities
For the six months ended 31 July 2018, net cash used in operating activities was £18.0 million compared to net cash generated from operating activities of £1.5 million for the six months ended 31 July 2017. This negative movement of £19.5 million was driven by an increase in net operating costs and a net reduction in cash received from licensing agreements and funding arrangements.

Investing Activities
Net cash used in investing activities for the six months ended 31 July 2018 was £0.1 million compared to £0.4 million for the six months ended 31 July 2017. This represents amounts paid to acquire property, plant and equipment and intangible assets, net of bank interest received on cash deposits.

Financing Activities
Net cash generated from financing activities for the six months ended 31 July 2018 of £14.2 million includes £14.1 million of proceeds, net of transaction costs, received following the Group’s equity placing on the AIM market of the London Stock Exchange in March 2018, and £0.1 million received following the exercise of Restricted Stock Units ('RSUs') and share options. During the six months ended 31 July 2017 the Group received proceeds of £0.03 million following the exercise of warrants and share options.

Financial Position and Cash Runway Guidance

As at 31 July 2018, total cash and cash equivalents held were £17.1 million (31 January 2018: £20.1 million).

We believe that our existing cash and cash equivalents, as well as the $44 million we have been awarded under our contract with BARDA for the development of ridinilazole, the cost-sharing arrangement under our licence and collaboration agreement with Sarepta, and funding from our grant from CARB-X for the development of gonorrhoea antibiotic candidates, will be sufficient to enable the Group to fund its operating expenses and capital expenditure requirements through 30 September 2019.

Glyn Edwards	Erik Ostrowski
Chief Executive Officer	Chief Financial Officer

20 September 2018

FINANCIAL STATEMENTS

Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the three months ended 31 July 2018

		Three months ended 31 July 2018	Three months ended 31 July 2018	Three months ended 31 July 2017
				(Adjusted*)
	Note	$000s	£000s	£000s

Revenue	2	49,820	37,958	4,750

Other operating income		3,542	2,699	—

Operating expenses
Research and development		(12,428)	(9,469)	(6,608)
General and administration		(3,553)	(2,707)	(2,488)
Impairment of goodwill and intangible assets	3	(5,232)	(3,986)	—
Total operating expenses		(21,213)	(16,162)	(9,096)
Operating profit / (loss)		32,149	24,495	(4,346)

Finance income	6	3,655	2,785	1
Finance costs		(184)	(140)	(219)
Profit / (loss) before income tax		35,620	27,140	(4,564)

Income tax		(644)	(491)	1,283
Profit / (loss) for the period		34,976	26,649	(3,281)

Other comprehensive income / (losses)
Items that may be reclassified subsequently to profit or loss Exchange differences on translating foreign operations		16	12	7
Total comprehensive income / (loss) for the period		34,992	26,661	(3,274)

Basic earnings / (loss) per ordinary share from operations	4	42 cents	32 pence	(5) pence
Diluted earnings per ordinary share from operations	4	42 cents	32 pence	—

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’

Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the six months ended 31 July 2018

		Six months ended 31 July 2018	Six months ended 31 July 2018	Six months ended 31 July 2017
				(Adjusted*)
	Note	$000s	£000s	£000s

Revenue	2	54,905	41,832	6,478

Other operating income		8,077	6,154	—

Operating expenses
Research and development		(27,199)	(20,723)	(11,643)
General and administration		(7,056)	(5,376)	(4,922)
Impairment of goodwill and intangible assets	3	(5,232)	(3,986)	—
Total operating expenses		(39,487)	(30,085)	(16,565)
Operating profit / (loss)		23,495	17,901	(10,087)

Finance income	6	3,657	2,786	2
Finance costs		(431)	(328)	(443)
Profit / (loss) before income tax		26,721	20,359	(10,528)

Income tax		597	455	2,486
Profit / (loss) for the period		27,318	20,814	(8,042)

Other comprehensive income / (losses)
Items that may be reclassified subsequently to profit or loss Exchange differences on translating foreign operations		25	19	(8)
Total comprehensive income / (loss) for the period		27,343	20,833	(8,050)

Basic earnings / (loss) per ordinary share from operations	4	34 cents	26 pence	(13) pence
Diluted earnings per ordinary share from operations	4	34 cents	26 pence	—

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’

Condensed Consolidated Statement of Financial Position (unaudited)
As at 31 July 2018

	31 July 2018	31 July 2018	31 January 2018
			(Adjusted*)
	$000s	£000s	£000s
ASSETS
Non-current assets
Goodwill	2,381	1,814	2,478
Intangible assets	14,481	11,033	14,785
Property, plant and equipment	921	702	809
	17,783	13,549	18,072
Current assets
Prepayments and other receivables	15,091	11,497	11,134
Current tax receivable	6,038	4,600	4,654
Cash and cash equivalents	22,482	17,129	20,102
	43,611	33,226	35,890
Total assets	61,394	46,775	53,962

LIABILITIES
Non-current liabilities
Deferred revenue	(1,419)	(1,081)	(27,270)
Financial liabilities on funding arrangements	—	—	(3,090)
Provisions for other liabilities and charges	(2,279)	(1,736)	(1,641)
Deferred tax liability	(2,381)	(1,814)	(2,379)
	(6,079)	(4,631)	(34,380)
Current liabilities
Trade and other payables	(8,643)	(6,586)	(8,932)
Deferred revenue	(3,287)	(2,504)	(13,834)
	(11,930)	(9,090)	(22,766)
Total liabilities	(18,009)	(13,721)	(57,146)
Net assets / (liabilities)	43,385	33,054	(3,184)

EQUITY
Share capital	1,078	821	736
Share premium account	97,642	74,394	60,237
Share-based payment reserve	10,377	7,906	6,743
Merger reserve	3,973	3,027	3,027
Special reserve	26,241	19,993	19,993
Currency translation reserve	74	56	37
Accumulated losses reserve	(96,000)	(73,143)	(93,957)
Total equity / (deficit)	43,385	33,054	(3,184)

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’

Condensed Consolidated Statement of Cash flows (unaudited)
For the six months ended 31 July 2018

	Six months ended 31 July 2018	Six months ended 31 July 2018	Six months ended 31 July 2017
			(Adjusted*)
	$000s	£000s	£000s
Cash flows from operating activities
Profit / (loss) before income tax	26,721	20,359	(10,528)
	26,721	20,359	(10,528)
Adjusted for:
Gain on re-measurement of financial liabilities on funding arrangements	(707)	(539)	—
Finance income	(3,657)	(2,786)	(2)
Finance costs	431	328	443
Foreign exchange (gain) / loss	(1,101)	(839)	994
Depreciation	206	157	58
Amortisation of intangible fixed assets	545	415	4
Loss on disposal of assets	32	24	42
Movement in provisions	—	—	(85)
Impairment of goodwill and intangible assets	5,232	3,986	—
Share-based payment	1,526	1,163	807
Adjusted profit / (loss) from operations before changes in working capital	29,228	22,268	(8,267)

Increase in prepayments and other receivables	(441)	(336)	(351)
(Decrease) / increase in deferred revenue	(49,244)	(37,519)	10,746
Decrease in trade and other payables	(3,099)	(2,361)	(478)
Cash (used in) / generated from operations	(23,556)	(17,948)	1,650
Taxation paid	(70)	(53)	(102)
Net cash (used in) / generated from operating activities	(23,626)	(18,001)	1,548

Investing activities
Purchase of property, plant and equipment	(66)	(50)	(357)
Purchase of intangible assets	(7)	(5)	—
Interest received	3	2	2
Net cash used in investing activities	(70)	(53)	(355)

Financing activities
Proceeds from issue of share capital	19,688	15,000	—
Transaction costs on share capital issued	(1,126)	(858)	—
Proceeds from exercise of warrants	—	—	10
Proceeds from exercise of share options	131	100	24
Net cash generated from financing activities	18,693	14,242	34

(Decrease) / increase in cash and cash equivalents	(5,003)	(3,812)	1,227
Effect of exchange rates in cash and cash equivalents	1,101	839	(998)
Cash and cash equivalents at beginning of the period	26,384	20,102	28,062
Cash and cash equivalents at end of the period	22,482	17,129	28,291

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’

Condensed Consolidated Statement of Changes In Equity (unaudited)

Six months ended 31 July 2018

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2018 (as previously reported)	736	60,237	6,743	3,027	19,993	37	(80,898)	9,875
Change in accounting policy (modified retrospective application IFRS 15)	—	—	—	—	—	—	(13,059)	(13,059)
At 1 February 2018 (Adjusted*)	736	60,237	6,743	3,027	19,993	37	(93,957)	(3,184)
Profit for the period	—	—	—	—	—	—	20,814	20,814
Currency translation adjustment	—	—	—	—	—	19	—	19
Total comprehensive profit for the period	—	—	—	—	—	19	20,814	20,833
New share capital issued	83	14,917	—	—	—	—	—	15,000
Transaction costs on share capital issued	—	(858)	—	—	—	—	—	(858)
Share options exercised	2	98	—	—	—	—	—	100
Share-based payment	—	—	1,163	—	—	—	—	1,163
At 31 July 2018	821	74,394	7,906	3,027	19,993	56	(73,143)	33,054
Year ended 31 January 2018

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)
Loss for the year	—	—	—	—	—	—	(7,131)	(7,131)
Currency translation adjustment	—	—	—	—	—	(13)	—	(13)
Total comprehensive loss for the year	—	—	—	—	—	(13)	(7,131)	(7,144)
New share capital issued	84	14,847	—	—	—	—	—	14,931
Transaction costs on share capital issued	—	(1,428)	—	—	—	—	—	(1,428)
Issue of ordinary shares as consideration for a business combination	30	—	—	4,970	—	—	—	5,000
New share capital issued from exercise of warrants	1	9	—	—	—	—	—	10
Share options exercised	3	389	—	—	—	—	—	392
Share-based payment	—	—	1,607	—	—	—	—	1,607
At 31 January 2018	736	60,237	6,743	3,027	19,993	37	(80,898)	9,875
Six months ended 31 July 2017

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)
Loss for the period (Adjusted*)	—	—	—	—	—	—	(8,042)	(8,042)
Currency translation adjustment	—	—	—	—	—	(8)	—	(8)
Total comprehensive loss for the period (Adjusted*)	—	—	—	—	—	(8)	(8,042)	(8,050)
New share capital issued from exercise of warrants	1	9	—	—	—	—	—	10
Share options exercised	—	24	—	—	—	—	—	24
Share-based payment	—	—	807	—	—	—	—	807
At 31 July 2017 (Adjusted*)	619	46,453	5,943	(1,943)	19,993	42	(81,809)	(10,702)
* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

NOTES TO THE FINANCIAL INFORMATION
For the three and six months ended 31 July 2018

1. Basis of Accounting

The unaudited condensed consolidated interim financial statements of Summit Therapeutics plc ('Summit') and its subsidiaries (together, the ‘Group’) for the three and six months ended 31 July 2018 have been prepared in accordance with International Financial Reporting Standards ('IFRS') and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations as issued by the International Accounting Standards Board and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS including those applicable to accounting periods ending 31 January 2019 and the accounting policies set out in Summit’s consolidated financial statements. There have been no changes to the accounting policies as contained in the annual consolidated financial statements as of and for the year ended 31 January 2018 other than as described below. These condensed consolidated interim financial statements do not include all the statements required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as at 31 January 2018.

The unaudited condensed consolidated interim financial statements are prepared on a going concern basis and under the historical cost convention. Whilst the financial information included in this announcement has been prepared in accordance with IFRS and IFRIC interpretations as issued by the International Accounting Standards Board and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS, this announcement does not itself contain sufficient information to comply with IFRSs.

The Group expects it will need to raise additional funding in the future in order to support research and development efforts, potential commercialisation related activities if any of its product candidates receive marketing approval, as well as to support activities associated with operating as a public company in both the United States and the United Kingdom. Management expects to finance its cash needs through a combination of some, or all, of the following: equity offerings, collaborations, strategic alliances, grants and clinical trial support from government entities, philanthropic, non-government and not for profit organisations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements.

The financial information for the three and six month periods ended 31 July 2018 and 2017 are unaudited.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Statement of Financial Position as at 31 July 2018 and the Consolidated Statement of Comprehensive Income and Consolidated Statement of Cash Flows for the six months ended 31 July 2018 have been translated into US dollars at the rate on 31 July 2018 of $1.3125 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as at that or any other date.

The Board of Directors of the Company approved this statement on 20 September 2018.

Adoption of IFRS 15 Revenue from contracts with customers

IFRS 15 establishes comprehensive guidelines for determining when to recognise revenue and how much revenue to recognise. The Group has adopted this new standard effective 1 February 2018 as required, using the full retrospective transition method in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

The core principle in that framework is that a company should recognise revenue to depict the transfer of control of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. To determine revenue recognition for arrangements that a company determines are within the scope of IFRS 15, a company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognise revenue when (or as) the company satisfies a performance obligation.
The Group has assessed the effect of adoption of this standard as it relates to the licence and collaboration agreement with Sarepta Therapeutics, Inc. (‘Sarepta’) and the licence and commercialisation agreement with Eurofarma Laboratórios S.A. ('Eurofarma').
The licence and collaboration agreement with Sarepta and the licence and commercialisation agreement with Eurofarma grant the rights in specific territories to commercialise products in the Group’s utrophin modulator pipeline and ridinilazole, respectively, as well as the provision of the associated research and development activities. Such activities result in a service that is the output of the Group’s ordinary activities. The Group assessed that the revenues from these agreements are in the scope of IFRS 15.
For both of these agreements the Group assessed that the licence to commercialise the Group’s intellectual property is not distinct in the context of the contract and that there is a transformational relationship between the licence and the research and development activities delivered as they are highly interrelated elements of the contract. The Group therefore determined that there is one single performance obligation under IFRS 15 in relation to the licence granted and research and development activities, which is the transfer of a licence for which the associated research and development activities are completed over time. The transaction price of these agreements includes upfront payments, development and regulatory milestone payments, development cost share income, sales milestones and sales-based royalties. Milestone payments are included in the transaction price only when it becomes highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The relevant transaction price elements are allocated to the performance obligation identified being the transfer of a licence for which the associated research and development activities are completed over time. The revenues are recognised over the development period using an output method based on time elapsed, reflecting both the increase in value of the licence and the progression of the research and development activities over the development period towards potential commercialisation of the product. Sales milestones and sales-based royalties are not included in the Group’s revenues if the associated clinical programme is still in development. The predominant element of the performance obligation that the sales-based royalties relate to is the licence granted and hence the revenues are recognised when the related sales occur.

The licence and collaboration agreement with Sarepta also has a number of further performance obligations, including research and clinical development activities relating to the future generation small molecule utrophin modulators and the licence granted to commercialise in Latin America, which is at the option of Sarepta. The development, regulatory and sales milestone payments allocated to the future generation candidate activities and Latin America licence granted are contingent on future activities, and, as a result, would only be included in the transaction price and accounted for as revenue when it would be highly probable that a significant reversal in the amount of cumulative revenue recognised would not occur. The relevant sales-based royalties would be recognised when the related sales occur, as the licence granted is the predominant element of the performance obligation. The development cost share income allocated to clinical trial wind-down activities, which is also a separate performance obligation within the Sarepta agreement, are recognised using an input method based on costs incurred.

Due to the adoption of IFRS 15, the $22.0 million (£17.2 million) development milestone payment the Group received in May 2017 as part of the licence and collaboration agreement with Sarepta, which had previously been recognised in full under IAS 18 during the Group's fiscal year ended 31 January 2018, is recognised as revenue over the development period. Similarly, development cost share income from Sarepta which commenced in January 2018 under the agreement is recognised over the development period. As a result of this change, £13.1 million of income related to the licence and collaboration agreement with Sarepta previously recognised as revenue during the year ended 31 January 2018 was classified as deferred revenue in the opening Statement of Financial Position as at 1 February 2018. This adjustment consisted of (i) £12.4 million related to the development milestone payment; and (ii) £0.7 million related to development cost share income related to Sarepta’s share of research and development costs incurred in January 2018 (the first month that the cost share component of the agreement was in effect).

In June 2018, the Group announced the discontinuation of the development of ezutromid after its Phase 2 clinical trial, PhaseOut DMD, did not meet its primary or secondary endpoints. As a result, the Group has updated the development period over which Sarepta-related revenues are recognised, and the development period is now deemed to have concluded in June 2018 in line with when development of ezutromid was discontinued. This resulted in all revenues relating to the Sarepta licence and collaboration agreement that were previously deferred in the Statement of Financial Position as at 31 January 2018, which totalled £36.7 million, being released in full during the six months ended 31 July 2018. The Group continues to receive cost share income from Sarepta, including for wind-down activities for the ezutromid clinical trial, at 45% of eligible costs. This cost share income is recognised as revenue when such costs are incurred.

The Group’s assessment results in no difference in the accounting treatment of the licence and commercialisation agreement with Eurofarma under IAS 18 and IFRS 15. Revenues recognised relating to the agreement during the year ended 31 January 2018 under IAS 18 related only to the upfront payment, which was initially reported as deferred revenue in the Statement of Financial Position and is being recognised as revenue over the development period. This is consistent with the accounting treatment under IFRS 15.

This change in accounting policy has been reflected retrospectively in the comparative Statement of Financial Position for the year ended 31 January 2018, the comparative Statement of Comprehensive Income for the three and six months ended 31 July 2017 and the comparative Statement of Cash Flows and Statement of Changes in Equity for the six months ended 31 July 2017. The opening Statement of Financial Position as at 1 February 2017 is in line with comparative amounts disclosed in the financial statements for the year ended 31 January 2017, as there was no impact of this change in accounting policy on the Statement of Financial Position as at 31 January 2017.

The impact of this change in accounting policy on the comparatives to the unaudited condensed consolidated interim financial statements was an increase in non-current and current deferred revenue, an increase in accumulated losses reserve, a reduction in revenue historically recognised, and a presentational change to the Statement of Cash Flows. The increase in non-current and current deferred revenue for the year ended 31 January 2018 and reduction in revenue recognised during the six months ended 31 July 2017, relate to the difference between the accounting treatment of the Sarepta development milestone payment and development cost share income under IAS 18 and IFRS 15, as described above, and is recognised as revenue over the remainder of the determined development period.

Impact on Unaudited Condensed Consolidated	Original Year ended 31 January 2018	Adjusted Year ended 31 January 2018	Impact
Statement of Financial Position	£000s	£000s	£000s
Non-current liabilities
Deferred revenue	(18,033)	(27,270)	(9,237)
Current liabilities
Deferred revenue	(10,012)	(13,834)	(3,822)
Equity
Accumulated losses reserve	(80,898)	(93,957)	(13,059)

Impact on Unaudited Condensed Consolidated	Original Three months ended 31 July 2017	Adjusted Three months ended 31 July 2017	Impact
Statement of Comprehensive Income	£000s	£000s	£000s

Revenue	18,952	4,750	(14,202)
Profit / (loss) for the period	10,921	(3,281)	(14,202)

Impact on Unaudited Condensed Consolidated	Original Six months ended 31 July 2017	Adjusted Six months ended 31 July 2017	Impact
Statement of Comprehensive Income	£000s	£000s	£000s

Revenue	20,680	6,478	(14,202)
Profit / (loss) for the period	6,160	(8,042)	(14,202)

Impact on Unaudited Condensed Consolidated	Original Six months ended 31 July 2017	Adjusted Six months ended 31 July 2017	Impact
Statement of Cash Flows	£000s	£000s	£000s
Profit / (loss) before income tax	3,674	(10,528)	(14,202)
Adjusted for:
(Decrease) / increase in deferred revenue	(3,456)	10,746	14,202
Impact on net cash generated from operating activities	218	218	—

The Group will continue to monitor interpretations released by the IFRS Interpretations Committee and amendments to IFRS 15 and, as appropriate, will adopt these from the effective dates.

2. Revenue

	Three months ended 31 July 2018	Three months ended 31 July 2017	Six months ended 31 July 2018	Six months ended 31 July 2017
		(Adjusted*)		(Adjusted*)
Analysis of revenue by category	£000s	£000s	£000s	£000s
Licensing agreements	37,958	4,750	41,586	6,478
Research collaboration agreement	—	—	246	—
	37,958	4,750	41,832	6,478

The Group elected to adopt IFRS 15 effective 1 February 2018. For details on the performance obligations identified and judgments exercised by management in the application of IFRS 15 see Note 1 ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers.’

In June 2018, the Group announced the discontinuation of the development of ezutromid after its Phase 2 clinical trial, PhaseOut DMD, did not meet its primary or secondary endpoints. As a result, the Group has updated the development period over which the revenues are recognised, as described in Note 1 ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers.' The development period is now deemed to have concluded in June 2018 in line with when development of ezutromid was discontinued. This resulted in all revenues relating to the Sarepta licence and collaboration agreement that were previously deferred in the Statement of Financial Position as at 31 January 2018, which totalled £36.7 million, being released in full during the six months ended 31 July 2018. The Group continues to receive cost share income from Sarepta, at 45% of eligible costs, including for wind-down activities for the ezutromid clinical trial. This cost share income is recognised as revenue when such costs are incurred.

3. Impairment of Goodwill and Intangible Assets

As a result of the Group's decision in June 2018 to discontinue development of ezutromid, management reviewed the intangible asset and goodwill associated with the acquisition of MuOx Limited which related to the utrophin programme acquired. Based on this review, the decision was made to incur an impairment charge of £4.0 million, representing the full aggregate carrying value of the intangible asset of £3.3 million and goodwill of £0.7 million. This charge was recognised during the three months ended 31 July 2018 (31 July 2017: £nil).

The corresponding deferred tax liability of £0.6 million relating to the intangible asset, recognised upon the acquisition of MuOx Limited, has been credited to the Statement of Comprehensive Income as a result of the impairment of the intangible asset.

A discount factor of 18% has been used over the forecast period for the valuation model used to assess the value in use of the utrophin programme acquired and the associated goodwill. The key assumptions used in the valuation model are as follows:

•	expected research and development costs based on management’s past experience and knowledge;

•	probabilities of achieving development milestones based on industry standards;

•	reported disease prevalence;

•	expected discovery pipeline;

•	expected market share based on management’s estimates;

•	drug reimbursement, costs of goods and marketing estimates; and

•	expected patent life.

The Group has considered the remaining goodwill and intangible assets and has not identified any further indications of impairment.

4. Earnings / (Loss) per Share Calculation

The calculation of earnings / (loss) per share is based on the following data:

	Three months ended 31 July 2018	Three months ended 31 July 2017	Six months ended 31 July 2018	Six months ended 31 July 2017
		(Adjusted*)		(Adjusted*)
	000s	000s	000s	000s
Profit / (loss) for the period	£26,649	(£3,281)	£20,814	(£8,042)

Weighted average number of ordinary shares for basic earnings / (loss) per share	82,008	61,915	79,335	61,900
Effect of dilutive potential ordinary shares (share options and warrants)	649	—	628	—
Weighted average number of ordinary shares for diluted earnings / (loss) per share	82,657	—	79,963	—

Basic earnings / (loss) per ordinary share from operations £	0.32	(0.05)	0.26	(0.13)
Diluted earnings / (loss) per ordinary share from operations £	0.32	—	0.26	—

Basic earnings / (loss) per ordinary share has been calculated by dividing the profit / (loss) for the three and six months ended 31 July 2018 by the weighted average number of shares in issue during the three and six months ended 31 July 2018. Diluted earnings / (loss) per ordinary share has been calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potentially dilutive ordinary shares. Potentially dilutive ordinary shares represents the number of shares that could have been acquired at fair value based on the monetary value of the subscription rights attached to share options in-the-money compared with the number of shares that would have been issued assuming the exercise of share options in-the-money.

IAS 33 ‘Earnings per Share’ requires the presentation of diluted earnings per share where a company could be called upon to issue shares that would decrease net profit or increase net loss per share. No diluted earnings / (loss) per share has been calculated for the three and six months ended 31 July 2017 as the Group reported a net loss and therefore the exercise of the share options would have the effect of reducing loss per ordinary share which is not dilutive.

5. Issue of Share Capital

On 29 March 2018, the Group completed an equity placing on the AIM market of the London Stock Exchange, issuing 8,333,333 new ordinary shares at a price of 180 pence per share. Total gross proceeds of £15.0 million were raised and directly attributable transaction costs of £0.9 million were incurred and accounted for as a deduction from equity.

During the six months ended 31 July 2018, the following exercises of share options and Restricted Stock Units ('RSUs') took place:

Date	Number of options exercised
16 March 2018	4,216
18 April 2018	38,850
23 April 2018	48,981
18 July 2018	136,991
229,038

The total net proceeds from exercised share options and RSUs during the period was £0.1 million.

All new ordinary shares rank pari passu with existing ordinary shares.

Following the above placing and exercise of share options and RSUs, the number of ordinary shares in issue was 82,125,995 as of 31 July 2018.

6. Financial Liabilities on Funding Arrangements

Because of the Group's decision in June 2018 to discontinue the development of ezutromid, the financial liabilities attributable to the charitable funding arrangements with the Muscular Dystrophy Association (‘MDA’) and Duchenne Partners Fund Inc. (‘DPF’) have been re-measured during the three months ended 31 July 2018 as future royalties on revenues generated from ezutromid are no longer anticipated. This re-measurement resulted in a credit to the Statement of Comprehensive Income. The portion of the credit presented as other operating income during the three and six months ended 31 July 2018 represents the component of the funding received from MDA and DPF not previously credited to the Statement of Comprehensive Income upon initial recognition of the financial liability. The portion of the credit presented as finance income during the three and six months ended 31 July 2018 relates to previous re-measurements and discounting associated with the financial liability which were previously recognised as finance costs.

The value of the estimated financial liabilities on funding arrangements as of 31 July 2018 amounted to £nil (as at 31 January 2018: £3.1 million). The net decrease in the value of the estimated financial liabilities during the six months ended 31 July 2018 amounted to £3.1 million (during the year ended 31 January 2018: £2.8 million).

	Six months ended 31 July 2018	Year ended 31 January 2018
	£000s	£000s
At February 1,	3,090	5,919
Unwinding of discount factor	232	754
De-recognition of financial liabilities – Finance income	—	(3,085)
Re-measurement of financial liabilities on funding arrangements	(2,784)	410
Net finance costs on funding arrangements accounted for as financial liabilities	(2,552)	(1,921)
Re-measurement / de-recognition of financial liabilities – Other operating income	(539)	(908)
	—	3,090
-END-